China Growth Corporation
#99 Jianshe Road 3, Pengjiang District, Jiangmen City
Guangdong Province, 529000
People’s Republic of China
(86) (750) 395-9988

June 1, 2011

Damon Colbert, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Growth Corporation Amendment No. 2 to Form 8-K Filed April 18, 2011 Form 10-K for the Fiscal year Ended June 30, 2010 Filed October 13, 2010 File No. 000-52339

Dear Mr. Colbert:

We are in receipt of your letter dated May 6, 2011 to Mr. Mingzhuo Tan, our President and Chief Executive Officer, in regard to the above-referenced Amendment No. 2 to Current Report on Form 8-K and Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “Comment Letter”). We are in process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter. However we are unable to provide a complete response on or before May 20, 2011 (the “Due Date”) because our periodic reporting obligations required us to first attend to the preparation and filing of our quarterly report on Form 10-Q for the period ended March 31, 2011, which we filed on May 16, 2011. As a result, we require additional time to submit our response to the Comment Letter. Please accept this correspondence as our request for an extension of the Due Date to June 6, 2011.

Thank you for your attention to this matter.

Sincerely,

China Growth Corporation

/s/ Mingzhuo Tan
Mingzhuo Tan
President and Chief Executive Officer